Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Revenue of US$2,808,354 in Q3 2023

Vancouver, B.C. Canada, November 28, 2023 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market leading Kidoz Contextual Ad Network (www.kidoz.net); and the Kidoz Publisher SDK, announced today its unaudited condensed interim financial results for the quarter ended September 30, 2023. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

“In Q3 2023, we recorded revenue of $2,808,354, a figure that reflects our resilient performance amidst a challenging global economic landscape,” stated Jason Williams, Kidoz CEO. “This period witnessed a cautious trend in digital media spending, influenced by global market uncertainties and fluctuating interest and inflation rates putting pressure on consumer spending. Despite these factors, Kidoz has effectively managed its operations, maintaining strong relationships with our clients. While some anticipated campaigns were rescheduled, we see these not as missed opportunities but as potential growth avenues for 2024” said Williams.

“Furthermore, 2023 marked a significant strategic evolution for Kidoz, as we transitioned towards a more robust, direct in-house sales model in America, advancing from our previous agency sales representation strategy. This strategic progression represents a significant investment in our long-term vision. While such a transition naturally unfolds over time, the early indications are highly encouraging. Our team is now engaging with an unprecedented number of brands and agencies, demonstrating the strength and potential of our new approach. We are confident that this refined sales strategy in North America will usher in a period of growth and an enhanced market footprint for Kidoz starting in 2024.”

“Kidoz is the leader in COPPA media. We are the technical backbone of the industry for kid-safe in-app media. When the company was under agency representation agreements, it was more difficult to communicate the advantages of our platform as we did not have deep relationships with important brands. In 2023, as a result of these better relationships with leading brands, they now have a better understanding of our role as the critical path for COPPA compliance. This, combined with our improved technical capabilities derived from our significant investment in research and development over the past three years, we are in a strong position to see these investments provide positive returns in the coming quarters.”

“Additionally, our Prado offering of advertising to teens and parents commenced in 2023. In the third quarter of fiscal 2023 we have had a record number of new campaigns on the Prado system. Whilst campaigns in tier one countries, with larger budget allocations, remain elusive to Prado, we have had high demand in smaller countries for our Prado offering. We will continue to invest in expanding the Prado brand in 2024 and expect to attract more brands in larger jurisdictions in 2024.”

“It is managements opinion that the Kidoz and Prado media platforms are robust and our proprietary systems are capable of generating many multiples of higher revenue as the industry begins to embrace more in-app media for brands. Management remains more confident than ever in our ability to secure large budget allocations from both large and small brands, world-wide, and return the Company to record growth.”

“Unfortunately, our share price does not reflect the value of the Company, however we continue to believe our focus on the longer term, and careful cash management, rather than quarter over quarter performance is the correct sustainable strategy, especially in these turbulent times. The Company’s cash and working capital positions remain strong and even though our revenue was down, by focusing on our margins we provided $98,877 to our cash generated by operations during the quarter.”

Kidoz Inc. Q3 2023 Financial Highlights:

●	Total Revenue of $2,808,354, a slight decrease compared to Q2 2023 Total Revenue of $2,814,239 and a decrease compared to Q3 2022 Total Revenue of $3,514,149
●	Direct AdTech revenue of $2,492,058, a slight decrease compared to Q2 2023 Direct AdTech Revenue of $2,495,469 and compared to Q3 2022 Direct AdTech Revenue of $3,410,874.
●	Programmatic Ad Tech Revenue of $248,546, a slight decrease compared to Q2 2023 Programmatic Revenue of $254,776 and an increase compared to Q3 2022 Programmatic Revenue of $52,287
●	Sales and Marketing expenditure of $312,791, an increase compared to Q2 2023 Sales and Marketing expenditures $306,561 and an increase from $222,379 in Q3 2022
●	Non-Capitalized R&D expenditures of $720,076, a decrease compared to Q2 2023 Non-Capitalized R&D expenditures of $755,397 and an increase from $613,196 in Q3 2022
●	Q3 2023 Gross Profit of $1,053,814 a decrease compared to Q2 2023 Gross Profit of $1,239,580 and a decrease compared to Q3 2022 Gross Profit of $1,245,570
●	Q3 2023 Net Loss of ($764,337) an increase from a Q2 2023 loss of ($509,424) and an increase from a Net Loss of ($313,774) in Q3 2022.
●	Q3 2023 Adjusted EBITDA loss of ($471,051) from a Q2 2023 Adjusted EBITDA loss of ($214,770 and a Q3 2022 Adjusted EBITDA profit of $4,435.
●	Cash of $1,468,955 and working capital of $2,615,610 as at September 30, 2023.
●	Cash provided by operations in Q3 2023 of $98,877 compared to cash provided in operations in Q3 2022 of $113,749.

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in our annual Management Discussion and Analysis and our Form 20-F, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Nine Months ended September 30, 2023	Nine Months ended September 30, 2022	Three Months ended September 30, 2023	Three Months ended September 30, 2022

Loss after tax	$(2,340,365)	$(1,766,493)	$(764,337)	$(313,774)
Less:
Depreciation and amortization	418,795	417,742	139,816	138,757
Income tax (recovery) expense	-	(5)	-	-
Interest and other income	(1,043)	(178)	(1,031)	(178)
Stock awareness program	55,741	26,334	18,634	-
Stock-based compensation	384,188	525,721	135,867	181,129
Gain on derivative liability – warrants	(51)	(23,348)	-	(1,499)
Adjusted EBITDA	$(1,482,735)	$(820,227)	$(471,051)	$4,435

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Prado (www.prado.co) technology provides a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163